Instruments Defining
                                Rights of Holders


The Registrant will cause to be maintained a shareholder register that records the name and address of each shareholder, the number of shares (with respect to each Series that may have been established) held by each shareholder, and all transfers of such shares. Certificates need not be issued for shares so recorded in the register account unless requested by a shareholder. Such Shares issued by the Registrant are offered only to Aetna Life Insurance and Annuity Company (ALIAC) and its separate accounts and ALIAC will not request that certificates be issued for shares. The Registrant's Declaration of Trust, which is incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-1A (File No. 33-12723), as filed electronically on June 14, 1996, sets forth Rights of Holders.